
Mail Stop 3720

March 13, 2017

Michael Pope
Senior Vice President and Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, California 94065

> **Re: Shutterfly, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-33031**

Dear Mr. Pope:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and results of operations, page 36

Basis of Presentation, page 37

1.   We note your statement on page 38 that technology and development expense, "include depreciation of the computer and network hardware used to run our websites and store the customer data, as well as amortization of purchased software. Technology and development expense also includes co-location, power and bandwidth costs." Please tell

us in detail why you believe that it is appropriate to include these expenses in this line item rather than in cost of revenue.

Results of Operations, page 42

Consumer Segment, page 43

2.   We note your explanation for a 4% increase in consumer net revenues which states, "The increase in Consumer net revenues is primarily the result of increased mobile revenue and photo gifts. The increase is also reflected in the increases in customers and orders in 2016 as compared to 2015... Average order value decreased slightly in 2016 as compared to 2015 driven by product mix, promotion and increasing mobile revenue, which carries a lower average order value than our website." We also refer to your earnings call on February 1, 2017 where you noted that you continue to be unsatisfied with your overall Consumer growth rate. In the earnings call you also mention dissatisfaction with Shutterfly cards and stationery results for the year. Furthermore, you refer to softness and declining performance in the non-Shutterfly brands across 2016 and in prior years. In this regard, please expand your disclosure to address your discussion in the earnings call.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications